FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the fiscal third quarter September 1, 2004 - November 30, 2004

and

Nine months period March 1, 2004 - November 30, 2004

Concordia Bus Nordic AB (publ)

(Translation of registrant’s name into English)

Solna Strandvag 78, 17154 Solna, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                       ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-                                 .

CONCORDIA BUS NORDIC HOLDING AB
STOCKHOLM, SWEDEN

THIRD QUARTER SEPTEMBER 1, 2004 – NOVEMBER  30, 2004
AND
NINE MONTHS PERIOD MARCH 1, 2004 – NOVEMBER 30, 2004

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange commission.

INDEX

Operational and Financial Review

Management’s discussion and analysis of financial condition and results of operations

Quantitative and qualitative disclosures about market risk

Unaudited Consolidated financial statements – Concordia Bus Nordic Holding AB (publ) (1)

Unaudited consolidated interim statements of operations for the three months ended November 30, 2004 and November 30, 2003

Unaudited consolidated interim statements of operations for the nine months ended November 30, 2004 and November 30, 2003

Unaudited interim consolidated balance sheets as of November 30, 2004 and February 29, 2004

Unaudited consolidated interim cash flow statements for the nine months ended November 30, 2004 and 2003

Notes to unaudited consolidated interim financial statements

Unaudited Consolidated financial statements – Swebus AB (2)

Unaudited consolidated interim statements of operations for the three months ended November 30, 2004 and November 30, 2003

Unaudited consolidated interim statements of operations for the nine months ended November 30, 2004 and November 30, 2003

Unaudited interim consolidated balance sheets as of November 30, 2004 and February 29, 2004

Unaudited consolidated interim cash flow statements for the nine months ended November 30, 2004 and 2003

Notes to unaudited consolidated interim financial statements

Unaudited Consolidated financial statements – IngeniØr M.O. SchØyens Bilcentraler AS (2)

Unaudited consolidated interim statements of operations for the three months ended November 30, 2004 and November 30, 2003

Unaudited consolidated interim statements of operations for the nine months ended November 30, 2004 and November 30, 2003

Unaudited interim consolidated balance sheets as of November 30, 2004 and February 29, 2004

Unaudited consolidated interim cash flow statements for the nine months ended November 30, 2004 and 2003

Notes to unaudited consolidated interim financial statements

CONCORDIA BUS NORDIC HOLDING AB (PUBL)
THIRD QUARTER AND NINE MONTHS PERIOD ENDED REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

1)              Concordia Bus Nordic Holding AB (“Nordic” or the “Company”) hereby submits the unaudited interim financial statements for the three-month period ended November 30, 2004. The Company is a wholly owned subsidiary Concordia Bus AB (Reg. No. 556576-4569, domiciled in Stockholm), which is a part of the group where Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company. Previously, Concordia Bus Nordic Holding AB was named Interbus Finans AB and was a wholly owned subsidiary of Concordia Bus Nordic AB (publ), which was wholly owned by Concordia Bus AB. In January 2004, a reorganization was performed whereby Concordia Bus Nordic AB (publ) transferred to Concordia Bus AB its 100% share ownership of Interbus Finans AB. Concordia Bus AB then transferred its shares in Concordia Bus Nordic AB (publ) to Interbus Finans AB. Interbus Finans AB was then renamed Concordia Bus Nordic Holding AB. Such reorganization had the effect of creating a new holding company for Concordia Bus Nordic AB (publ) from one of its dormant subsidiaries. Concordia Bus Nordic Holding AB is a non-operating holding company that has no assets other than its shares in Concordia Bus Nordic AB (publ). Subsequent to the reorganization, the consolidated financial position, results of operations and cash flows of Concordia Bus Nordic AB (publ) are the same as that of Concordia Bus Nordic Holding AB. Since this was a reorganization of entities under common control, the consolidated financial statements contained in this report are presented as if Concordia Bus Nordic Holding AB was in existence as the shareholder of Concordia Bus Nordic AB (publ) for all periods presented. All figures are expressed in millions of SEK if not otherwise indicated.

2)              The unaudited financial statements of this subsidiary of Concordia Bus Nordic Holding AB are included in this report on Form 6-K to comply with Section 3-16 of Regulation S-X of U.S. federal securities laws.

You should read the following discussion in conjunction with the financial statements of Nordic included in this quarterly report starting on page 11. The financial statements of Nordic are prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”), which differ in various respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The financial year-end for Nordic is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year (“fiscal 2005” for the year ending February 28, 2005). The end of the first financial quarter for Nordic is May 31 of each year.

The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2004 has revised its accounting principle for pensions. This revision was in accordance with new accounting recommendations under Swedish GAAP. In accordance with Swedish GAAP, the revision has been reflected through a restatement of the historical financial results. For an explanation of the impact, see “notes to unaudited consolidated interim financial statements”.

Financial Highlights

The following table summarizes Nordic’s results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

Third quarter ended November 30, 2004 compared to the third quarter ended November 30, 2003

	2004		2003
	SEK million	%	SEK million	%

Revenues	1,224	100.0%	1,203	100.0%
Operating profit (loss)	(3)	0.2%	8	0.7%
EBITDAR(1)	184	15.0%	193	16.0%
Net loss	(18)	1.5%	(10)	0.8%

Nine-month period ended November 30, 2004 compared to the nine-month period ended November 30, 2003

	2004		2003
	SEK million	%	SEK million	%

Revenues	3,599	100.0%	3,558	100.0%
Operating profit (loss)	(22)	0.6%	10	(0.7)%
EBITDAR(1)	526	14.6%	546	15.3%
Net loss	(110)	3.1%	(14)	0.4%

(1)          EBITDAR is defined as net income before interest, taxes, depreciation, amortization and rent expense (primarily lease payments on buses and on sale lease back transactions, EBITDAR is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to United States GAAP or Swedish GAAP measures of Net loss or as an indicator of Nordic’s operating performance or cash flows from operations under United States GAAP or Swedish GAAP or as a measure of liquidity. It should be noted that EBITDAR is not a uniform or standardized measure and the calculation of EBITDAR may vary significantly from company to company and by itself provides no grounds for comparison of Nordic with other companies. EBITDAR has been derived from amounts found under “Consolidated statement of operations” on Page 11 and 12 of this quarterly report, prepared under Swedish GAAP.

Third quarter ended November 30, 2004 compared to the third quarter ended November 30, 2003

The following section provides an analysis between the actual numbers presented for the quarter as compared with the equivalent period in the preceding year, except for the section ”Liquidity and capital resources” which provides analysis between the respective year to date periods.

Revenues

Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Swebus provides at its depots to third parties and sales of diesel fuel.

Revenues increasead by SEK 21 million, or 2%, from SEK 1,203 million for the quarter ended November 30, 2003 to SEK 1,224 million for the quarter ended November 30, 2004.

Revenues from the provision of bus services for local public transportation authorities increased by SEK 18 million, or 2%, from SEK 1,067 million for the three months ended November 30, 2003 to SEK 1,085 million for the three months ended November 30, 2004. Our increase in revenue is principally due to our winning of new contracts, which provided an increase of SEK 111 million which was offset by the impact from lost contracts of SEK 104 million and a strike in Finland in November that caused a loss of revenues of SEK 13 million. In addition, the net impact from the volume and price changes on the existing contracts was higher by SEK 24 million.

Revenues from express bus services remained constant at SEK 81 million for the three months ended November 30, 2003 and for the three months ended November 30, 2004. During the first three months there was an increase in passenger traffic of SEK 3 million which was offset by decreased yiled from passenger tickets marginal of SEK 3 million.

Revenues from coach hire services increased by SEK 6 million or 23% from SEK 26 million for the three months ended November 30, 2003 to SEK 32 million for the three months ended November 30, 2004. The increase is due to the acquisition of FO-resor of a total of 4.8 MSEK and the acquisition of Marstrand Hermansby Buss of a total of 1.1 MSEK. The remaning increase is due to price increases.

Other revenues amounted to SEK 26 million for the quarter ended November 30, 2004 and SEK 29 million for the three months ended November 30, 2003. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

The net gain on sale of fixed assets is comprised of sales of buses and other assets held by Nordic. Loss on sale of fixed assets was SEK 3 million for the three months ended November 30, 2004, a decrease of SEK 5 million from a gain on sale of fixed assets of SEK 2 million for the three months ended November 30, 2003. Numbers of buses sold during the quarter were 88 units on which we realized SEK 7 million in cash.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also consist of operating lease charges. Operating costs increased by SEK 36 million, or 3%, from SEK 1,109 million for the three months ended November 30, 2003 to SEK 1,145 million for the three months ended November 30, 2004. This increase is due to a number of factors, which are explained below.

Additional factors

Fuel, tires and other consumable costs increased by SEK 16 million or 7%, to SEK 254 million for the three months ended November 30, 2004 from SEK 238 million for the three months ended November 30, 2003. This increase is primarily due to increased fuel costs of SEK 14 million. Our average fuel cost for the three months in Sweden was SEK 6.46 per liter compared to 5.43 per liter in Sweden for the same year. The reamining increase is due to increased costs for washing and cleaning of SEK 2 million.

Personnel costs remained constant at SEK 643 million, for the three months ended November 30, 2004 as for the three months ended November 30, 2003. This is mainly a result from a reduction in number of drivers due to lost contracts, which resulted in lower wage costs of SEK 21 million. The strike in Finland resulted in lower wage costs of SEK 6 million. This decrease was partly offset by an increase in wages resulting from an effective increase in salary of 4.7% or SEK 25 million.

In addition other external costs increased by SEK 9 million, to SEK 140 million for the three months ended November 30, 2004 from SEK 131 million for the three months ended November 30, 2003. This is manily due to increased damage costs of SEK 4 million due to the earlier winter climate in Sweden compared to previous year and also due to increased professional fees of SEK 3 million. The remaining increase is due to an increase of other operational costs of SEK 7 million which were partly offset by release of provision of loss contracts of SEK 5 million.

Operating lease charges increased by SEK 11 million to SEK 108 million for the three months ended November 30, 2004 from SEK 97 million for the three months ended November 30, 2003. This increase was principally a result of increased use of operating leases for buses. The total number of buses under operating leases was 1,448 as of November 30, 2004, compared to 1,301 as of November 30, 2003.

Depreciation and Amortization

Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is included. Depreciation and amortization costs decreased by SEK 9 million from SEK 88 million for the three months ended November 30, 2003 to SEK 79 million for three months ended November 30, 2004, principally as a result of a reduction in the number of buses in the fleet that we own. Total goodwill amortization was SEK 3 million for both periods.

Operating profit/loss

Operating loss increased by SEK 11 million from a profit of SEK 8 million for the three months ended November 30, 2003 to a loss of SEK 3 million for the three months ended November 30, 2004.

Operating profit from bus operations for public authorities decreased by SEK 20 million from an operating profit of SEK 25 million for the three months ended November 30, 2003, to an operating profit of SEK 5 million for the three months ended November 30, 2004, largely as a result of higher fuel costs and due to the strike in Finland in November.

Operating profit from express bus services remained stable at SEK 7 million for the three months ended November 30, 2004 as compared to the three months ended November 30, 2003.

Operating profit from coach hire services was SEK 2 million for the three months ended November 30, 2004, compared to an operating profit of SEK 0 million for the three months ended November 30, 2003.

Head office items and others decreased by SEK 7 million from SEK 21 million for the three months ended November 30, 2003, to SEK 14 million for the three months ended November 30, 2004.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from bank loans. Financial income and expenses decreased by SEK 5 million to SEK 15 million for the three months ended November 30, 2004 from SEK 20 million for the three months ended November 30, 2003. This result can be primarily attributed to a increased interest income of SEK 5 million.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the three months ended November 30, 2004 was 0%. This effective tax rate resulted from amortization of goodwill of 1%, and valuation allowances of net operating losses of 27%.

Trend Information

During the quarter ended November 30, 2004, 665 buses were placed for tender, of which we submitted bids for 422. Of these 422, we already operate 111 buses. We have re-won and retained 167 buses and lost 82 buses during the quarter all relating to tenders submitted during the previous quarter.

We envisage bidding for a further 207 units this year, of 249 units available. Of the 207, Concordia currently operates 41 units.

Nine-month period ended November 30, 2004 compared to the nine-month period ended November 30, 2003

The following section provides an analysis of our results of operations between the actual numbers for the nine month period March 1 – November 30, 2004 as compared with the nine month period March 1 – November 30, 2003.

Revenues

Revenues increased SEK 41 million or 1%  from SEK 3,558 million for the nine months ended November 30, 2003 to SEK 3,599 million for the nine months ended November 30, 2004.

Revenues from the provision of bus services for local public transportation authorities increased by SEK 44 million, or 1%, from SEK 3,134 million for the nine months ended November 30, 2003 to SEK 3,178 million for the nine-month ended November 30, 2004.

The increase in revenue is principally due to our winning of new contracts, which provided an increase of SEK 320 million which was offset by the impact from lost contracts of SEK 275 million and a and a strike in Finland in November that caused a loss of revenues of SEK 13 million. In addition, the net impact from the volume and price changes on the existing contracts was higer by SEK 12 million.

Revenues from express bus services increased by SEK 11 million, or 4%, from SEK 246 million for the nine months ended November 30, 2003 to SEK 257 million for the nine months ended November 30, 2004. This increase is largely due to a higher yield from passenger tickets of SEK 6 million, an increase in passenger traffic of SEK 2 million and an increase in prices of SEK 3 million.

Revenues from coach hire services increased by SEK 6 million, or 7%, from SEK 89 million for the nine months ended November 30, 2003 to SEK 95 million for the nine months ended November 30, 2004. The revenue increase is due to the acquisition of the companies FO-resor of a total of 4.8 million and the acquisition of Marstrand Hermansby Buss of a total of SEK 1.1 million.

Other revenues decreased by SEK 20 million from SEK 89 million for the nine months ended November 30, 2003 to SEK 69 million for the nine months ended November 30, 2004. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

Gain on sale of fixed assets is comprised of sales of buses and other assets. Gain on sale of fixed assets was SEK 3 million for the nine months ended November 30, 2004 compared to SEK 4 million for the nine months ended November 30, 2003.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include operating lease charges. Operating costs increased by SEK 89 million, or 3%, from SEK 3,303 for the nine months ended November 30, 2003 to SEK 3,392 million for the nine months ended November 30, 2004. This increase is due to a number of factors, which are explained below.

Additional details on Operating Costs:

Fuel, tires and other consumable costs have increased by SEK 42 million or 6% to SEK 724 million for the nine months ended November 30, 2004 from SEK 682 million for the nine months ended November 30, 2003. The increase is largely due to a high diesel price during the second and third quarter resulting in increased fuel costs of SEK 23 million. The increase is also due to higher maintenance costs in the first two quarters of total SEK 15 million. The remaining increase is due to increased costs of washing and cleaning by SEK 4 million.

Personnel costs increased by SEK 10 million or 0.5% to SEK 1,941 million for the nine months ended November 30, 2004 compared to SEK 1,931 million for the nine months ended November 30, 2003. The increase of SEK 10 million is due to an effective increase in salary of 4.7% or SEK 65 million. This was partly offset by decreased cost due to lost contracts of SEK 32 million and decreased pension costs of SEK 15 million due to a new pension agreement, and productivity gains in Stockholm of SEK 8 million.

Operating lease charges increased by SEK 30 million, or 10%, from SEK 286 for the nine months ended November 30, 2003 to SEK 316 for the nine months ended November 30, 2004. This increase was principally a result of our increased use of operating leases for buses. The total number of buses under operating leases was 1,448 as of November 30, 2004, compared to 1,301 as of November 30, 2003.

Other external costs increased by SEK 7 million to SEK 411 million for the nine months ended November 30, 2004 from SEK 404 million for the nine months ended November 30, 2003. The increase is due to increased professional fees of SEK 4 million, increased subcontractors costs of SEK 6 million. This was offset by decreased facility costs of SEK 2 million and a reduction in insurance costs of SEK 1 million.

Depreciation and Amortization

Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included. Depreciation and amortization costs decreased by SEK 17 million, or 7%, from SEK 249 million for the nine months ended November 30, 2003 to SEK 232 million for the nine months ended November 30, 2004 principally as a result of the shift towards increased operational leasing of buses and away from ownership. Total goodwill amortization was SEK 10 million for the nine months ended November 30, 2004, compared to SEK 9 million for the nine months ended November 30, 2003.

Operating profit/loss

Operating loss was SEK 22 million for the nine months ended November 30, 2004, compared to an operating loss of SEK 10 million for the nine months ended November 30, 2003.

Operating loss from bus operations for local public transportation authorities was SEK 12 million for the nine months ended November 30, 2004, compared to an operating profit of SEK 35 million for the nine months ended November 30, 2003, mainly due to higher fuel costs and increased operating lease charges.

Operating profit from express bus services decreased by SEK 1 million to SEK 26 million for the nine months ended November 30, 2004 compared to SEK 27 million for the nine months ended November 30, 2003.

Operating profit from coach hire services increased by SEK 2 million to SEK 8 million for the nine months ended November 30, 2004 compared to SEK 6 million for the nine months ended November 30, 2003.

Head office costs and others items decreased from SEK 69 million for the nine months ended November 30, 2003, to SEK 34 million for the nine months ended November 30, 2004.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks and other financial indebtedness. Financial income and expenses increased by SEK 24 million from a financial expense of SEK 63 million for the nine months ended November 30, 2003 to SEK 87 million for the nine months ended November 30, 2004.

This result can be primarily attributed to higher interest charges of SEK 63 million due to increased borrowing and higher interest rates. This was offset by a higher foreign exchange gain by SEK 35 million, from a foreign exchange gain of SEK 0 million for the three months ended November 30, 2003 to a foreign exchange gain of SEK 35 million for the three months ended November 30, 2004, and increased interest income of SEK 4 million.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the nine months ended November 30, 2004 was negative 1%. This effective tax rate resulted from amortization of goodwill (3%) and an adjustment of deferred tax asset for tax loss carry-forward (1%) and valuation allowance of net operating losses (25%).

Trend Information

During the first nine months ended November 30, 2004, we have submitted tenders for 888 buses out of the 1,270 buses that were open for competitive tenders, which included contracts for routes where we already operated 413 buses. Of these 888 units, results for 590 units have been announced. We have retained 85 buses out of the 302 buses we operated and won 111 from our competitors. We currently await results on a further 298 units of which Concordia operates 111 units.

Liquidity and Capital Resources

Nordic will require cash principally to repay indebtedness incurred in connection with financing of its bus fleet. Most of this indebtedness is comprised of the senior secured notes issued in January 2004.

The outstanding amount of the senior secured notes as of November 30, 2004 was €130 million. The senior secured notes will mature on August 1, 2009 and carry a fixed interest rate of 9.125% per annum. Interest is paid on February 1 and August 1 of each year until maturity.

As of November 30, 2004 Nordic had total net indebtedness of SEK 972.8 million after the deduction of cash balance of SEK 206 million. The interest expense for the three months ended August 31, 2004 was SEK 28 million.

Nordic has entered into interest and foreign exchange hedging arrangements in accordance with the terms of its hedge policy. See the sub-heading “Foreign Exchange” in the section ”Quantitative and Qualitative Disclosure about Market Risk.”

We have applied our hedges for SEK interest rates towards exposure on the operating lease debt. We estimate approximately 9% of the operating lease exposure is covered by our interest caps and swaps.

Net cash used by operating activities was negative SEK 69 million for the nine months ended November 30, 2004, compared to positive cash flow of SEK 83 million for the nine months ended November 30, 2003, the difference is mainly due to higher interest payments of SEK 30 million as a result of refinancing and change in working capital of SEK 70 million. We also had a retroactive compensation from the Stockholm CPTA in May 2003 of SEK 28 million as a result of a law requiring more frequent breaks for drivers.

The change in working capital is due to several items. We had large payments in March to suppliers involved in the refinancing activities of SEK 12 million. We also had a one-off effect on the cash flow when we started reporting VAT in Norway, this is approximately SEK 15 million for the first six months. The change in stock is negative compared to last year by SEK 7 million. We also have a negative change of intercompany balance due to interest payments of our parent company’s €160 million loan of SEK compared to FY2005 of SEK 25 million.

Net capex was SEK 66 million for the nine months ended November 30, 2004. Investments in tangible fixed asset were SEK 99 million for the nine months ended November 30, 2004, compared to SEK 26 million for the nine months ended November 30, 2003. Of the total capital expenditure SEK 29 million is attributable to purchase of used buses in relation to a new tender in Hedmark, which started in April 2004, SEK 23 million relate to purchase of used buses for the Skaraborg region, and SEK 9 million are attributable to buses we have purchased and sold during the first nine months. SEK 6 million are attributable to purchase of buses within a new business in Interbus. The remaining capital expenditure is purchase of equipment in Sweden and Norway.

Investments in financial fixed assets amounted to SEK 5 million.

During the period we have sold buses worth of SEK 28 million, of which SEK 9 million were purchased and sold during the first nine months. We have also sold apartments in Finland worth of SEK 10 million.

The group’s cash flow position continues to be affected by a number of uncertainties. The Company has instructed its auditors and appointed Alvarez & Marsal, the global turnaround and restructuring firm, to review the Concordia Group’s short and long term cash flow projections. Alvarez & Marsal will also be reviewing and advising on various options which may be available to the Group for improving its capital structure and liquidity position. These investigations will help the group to achieve greater certainty as to whether the group may or may not continue to be able to meet its funding and other payment obligations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•                                          Interest rates on debt;

•                                          Foreign exchange rates;

•                                          Fuel prices; and

•                                          Inflation.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

We currently hedge parts of our exposure to interest rate fluctuations on our lease debt through the use of derivative instruments. We have entered into Swedish Kronor interest rate swaps and caps to fix a portion of the interest within the lease payments we make under the lease debt.

Based on the nominal value of the operational lease debt at November 30, 2004 of SEK 1,990 million, a 1% change in interest rates would increase lease charges by approximately SEK 19.9 million per annum. Senior secured notes outstanding at November 30, 2004 with a carrying value of SEK 1,160 million have been excluded from the above interest rate sensitivity analysis because they bear a fixed rate of interest.

Foreign Exchange

We are exposed to currency fluctuations on loans, primarily as a result of having to make interest payments in Euro on our senior note loan. We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 10.6 million per annum.

Fuel Prices

Nordic is also exposed to commodity price risk through its requirements for diesel fuel.  Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have hedges in place to purchase portions of our diesel fuel at fixed SEK prices through February 28, 2005. We hedge only the non-tax portion of our diesel fuel costs. We estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs by approximately SEK 13.7 million per annum.

Inflation

Inflation had no material impact on our operations during the three months ended November 30, 2004 or the three months ended November 30, 2003. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us. A 1% increase in inflation would have a positive benefit of approximately SEK 6.1 million per annum when compared to the previous year.

CONCORDIA BUS NORDIC HOLDING AB
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THIRD QUARTER

(in millions of SEK except loss per share)	Note	September 1, 2004 – November 30, 2004	September 1, 2003 – November 30, 2003
		(Unaudited)	(Unaudited)

Net revenue	1	1,224	1,203

Fuel, tires and other consumables		(254)	(238)
Personnel costs		(643)	(643)
Operating lease charges	4	(108)	(97)
Other external costs		(140)	(131)
Gain (Loss) on sale of fixed assets		(3)	2
Depreciation and amortization		(79)	(88)
Operating Profit (Loss)	1	(3)	8

Interest income		9	4
Interest expense and similar items	2	(24)	(24)
Financial income and expenses		(15)	(20)
Loss after financial items		(18)	(12)

Taxes		0	2

Net loss for the period		(18)	(10)

Loss per share (in SEK)		(114)	(63)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS PERIOD

(in millions of SEK except loss per share)	Note	March 1, 2004 – November 30, 2004	March 1, 2003 – November 30, 2003
		(Unaudited)	(Unaudited)

Net revenue	1	3,599	3,558

Fuel, tires and other consumables		(724)	(682)
Personnel costs		(1,941)	(1,931)
Operating lease charges	4	(316)	(286)
Other external costs		(411)	(404)
Gain (Loss) on sale of fixed assets		3	4
Depreciation and amortization		(232)	(249)
Operating Profit (Loss)	1	(22)	10

Interest income		18	14
Interest expense and similar items	2	(105)	(77)
Financial income and expenses		(87)	(63)
Loss after financial items		(109)	(53)

Taxes		(1)	39

Net loss for the period		(110)	(14)

Loss per share (in SEK)		(687)	(89)

*) In fiscal 2003, we had initially booked our loss on our sale of fixed assets in the fourth quarter as a year-end adjustment. We have now restated this loss to report the loss in the period when the assets were sold. This restatement does not change our total operating loss figure for fiscal 2003.  It does impact the operating profit/(loss) figure on a quarterly basis, however, by increasing the loss (or reducing the profit) for each of the first three quarters of fiscal 2003.

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB
CONSOLIDATED BALANCE SHEETS

ASSETS (In millions of SEK)	Note	November 30, 2004	Feb 29, 2004
		(Unaudited)

Fixed assets
Goodwill		214	213
Total intangible fixed assets		214	213

Buildings and land		2	2
Equipment, tools, fixtures and fittings		28	34
Vehicles		1,344	1,491
Total tangible fixed assets		1,374	1,527

Capitalized borrowing costs		44	48
Other long-term receivables		1	10
Receivable due from group companies		0	29
Total financial fixed assets		45	87

Total fixed assets		1,633	1,827

Current assets

Inventories		32	30

Accounts receivable		307	310
Other current receivables		29	100
Accrued income and prepaid expenses		165	238
Total receivables		501	648

Cash and bank balances	3,8	206	346

Total current assets		739	1,024

TOTAL ASSETS		2,372	2,851

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB
CONSOLIDATED BALANCE SHEETS

SHAREHOLDERS’ EQUITY AND LIABILITIES (in millions of SEK)	Note	November 30, 2004	Feb 29, 2004
		(Unaudited)

Shareholders’ equity

Restricted equity
Share capital (160 000 shares at par value SEK 100)		16	16
Restricted reserves		223	226
Total restricted equity		239	242

Non-restricted equity
Retained earnings		11	169
Net loss		(110)	(171)

Total non-restricted equity		(99)	(2)

Total shareholder’s equity	7	140	240

Liabilities

Provisions:
Provisions for pensions and similar commitments		51	53
Provisions for loss-making contracts		43	86
Deferred tax liability		2	2
Total provisions		96	141

Non current liabilities
Financial leasing obligations	3	10	16
Bonds, issued	3	1,160	1,198

Total non current liabilities		1,170	1,214

Current liabilities
Short-term portion of financial leasing obligations	3	9	7
Accounts payable		182	292
Liabilities due to group companies		275	368
Other current liabilities		130	151
Accrued expenses and deferred income		370	438

Total current liabilities		966	1,256

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		2,372	2,851

PLEDGED ASSETS AND CONTINGENT LIABILITIES	6	November 30, 2004	Feb 29, 2004
		(Unaudited)
Pledged assets		1,877	2,194
Contingent liabilities		22	22
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		1,899	2,216

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB
CONSOLIDATED CASH FLOW STATEMENTS

	Note	Group March 1, 2004 – November 30, 2004	Group March 1, 2003 – November 30, 2003
		(Unaudited)	(Unaudited)
Cash flow from operating activities
Loss after financial items		(109)	(53)
• Reversal of depreciation and amortization		232	249
• Reversal of capital (gains) losses		(3)	(4)
• Reversal of change of provisions		(45)	(24)
• Reversal of capitalized cost write-offs		7	6
Change in interest receivables		(17)	(10)
Change in interest liabilities		38	(11)
Paid taxes		(1)	1
Unrealised exchange loss/(gain)		(30)	0
		72	154

Change in working capital
Increase (-)/decrease (+) in stock		(2)	5
Increase (-)/decrease (+) in current receivables		(8)	(37)
Increase (+)/decrease (-) in current liabilities		(131)	(39)

Net cash flow provided by (used in) operating activities		(69)	83

Cash flow from investing activities
Investments in financial fixed assets		(5)	—
Investments in land, buildings, machinery and equipment		(99)	(26)
Sales of land, buildings, machinery and equipment		28	15
Sale of financial fixed assets		10	—
Net cash flow used in investing activities		(66)	(11)

Cash flow from financing activities
Payments of long-term borrowings		(4)	(29)
Net cash flow provided by (used in) financing activities		(4)	(29)

INCREASE (DECREASE) IN CASH AND BANK BALANCES		(139)	43

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		346	180

Translation difference		(1)	1

CASH AND BANK BALANCES AT END OF PERIOD		206	224

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB
NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(All amounts in millions of SEK unless otherwise stated)

Organization

Concordia Bus Nordic AB, together with its subsidiaries (“Nordic”), is a Swedish registered limited liability company, wholly owned subsidiary Concordia Bus Nordic Holding AB (Reg. No. 556028-1122, domiciled in Stockholm), which is a part of the group where Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company.

The operations of Nordic consist of providing regular bus services under contract through its indirect subsidiaries to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Nordic also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm. In addition to the contracted services, Nordic also operates extensive Inter city express bus services between major cities of Sweden, as well as charter and tour bus services, mainly in Gothenburg, Malmö and Stockholm region.

Accounting principles

The same accounting policies and methods of computation are followed for the nine months ended November 30, 2004 consolidated financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2004 has adopted the Swedish Accounting Standards Council’s recommendation RR29 – Employee benefits. In accordance with Swedish GAAP, the adoption of RR29 should be accounted for as a change in accounting principles meaning that the cumulative impact of adopting this new recommendation relating to periods prior to March 1, 2003 are adjusted at the date of the opening balance sheet.  The impact of the change is as follows:

	Previously reported	Change in accounting policy	Change in accounting policy	Restated amounts
			(tax effect)
Pension provision as of February 29, 2004	60	(7)		53
Deferred tax liability as of February 29, 2004	—	—	2	2
Shareholder’s equity as of February 29, 2004	235	7	(2)	240

Going concern

Nordic has approximately SEK 1,170 million of long-term debt due to third parties, including long-term finance lease obligations. Nordic’s ability to service the existing debt, including amortization and interest, is dependent on the underlying businesses generating sufficient cash flow and distributable earnings. Furthermore the former parent company Concordia Bus AB’s ability to service their existing debt is dependent on the ability to transfer profit from Concordia Bus Nordic AB through Concordia Bus Nordic Holding AB to Concordia Bus AB. The non-restricted equity in the underlying companies, available for dividends, have been reduced during the year due to losses, which furthermore limits the company’s possibilities to receive dividends from subsidiaries.

The group profit and loss statement for November 30, 2004 shows that earnings generated by the underlying businesses during the period March 1, 2004 - November 30, 2004 have not been sufficient to cover the parent company’s costs. Concordia Bus Nordic AB and its subsidiaries are continuing to implement changes in the operations, changes to the administrative structure as well as certain changes in the capital structures. The Group has started to see signs of significant improvements in compensation levels in new tenders with public transportation authorities.

If the cost-cutting initiatives or other measures that management deem required are not successful and losses continue, these companies’ equity bases may need to be restored and, if they are not able to comply with the covenants of the debt agreements, they may require waivers from their lenders or additional equity funding in order to continue to present financial statements under the assumption that Concordia will continue as a going concern.

These financial statements have been prepared under the assumption that the group will be successful in its initiatives and, consequently, they have been prepared assuming that Nordic will continue as a going concern.

CONCORDIA BUS NORDIC HOLDING AB
NOTES TO FINANCIAL STATEMENTS

Note 1. Net revenue and operating profit (loss) by segment

Revenue	September 1, 2004 – November 30, 2004	September 1, 2003 – November 30, 2003	March 1, 2004 – November 30, 2004	March 1, 2003 – November 30, 2003
CPTA – Sweden	861	888	2,529	2,585
CPTA – Norway	113	81	343	261
CPTA – Finland	111	98	306	288
Total CPTA	1,085	1,067	3,178	3,134
Express	81	81	257	246
Interbus	32	26	95	89
Total bus operations	1,198	1,174	3,530	3,469
Other revenue and group elimination	26	29	69	89
Total revenue	1,224	1,203	3,599	3,558

Operating profit (loss) by segment, before overhead allocation.

Operating profit (loss)	September 1, 2004 – November 30, 2004	September 1, 2003 – November 30, 2003	March 1, 2004 – November 30, 2004	March 1, 2003 – November 30, 2003
CPTA – Sweden	7	26	(13)	47
CPTA – Norway	1	1	10	1
CPTA – Finland	(3)	(2)	(9)	(13)
Total CPTA	5	25	(12)	35
Express	7	7	26	27
Interbus	2	0	8	6
Total Express and Interbus	9	7	34	33
Total bus operations	14	32	22	68
Goodwill amortization	(3)	(3)	(10)	(9)
Head office items and others	(14)	(21)	(34)	(69)
Total operating profit	(3)	8	(22)	(10)

Note 2. Interest expense and similar items

MSEK	September 1, 2004 – November 30, 2004	September 1, 2003 – November 30, 2003	March 1, 2004 – November 30, 2004	March 1, 2003 – November 30, 2003
Interest cost payable	(42)	(20)	(128)	(65)
Amortization of deferred financing costs	(3)	(2)	(7)	(6)
Other financial charges	(2)	(2)	(5)	(6)
Foreign exchange gains/(losses)	23	0	35	0
Total	(24)	(24)	(105)	(77)

Note 3. Liabilities to credit institutions and net indebtedness

MSEK	November 30, 2004	February 29, 2004
Euro 130 million - Senior Secured Notes 9,125	1,160	1,198
Liabilities to credit institutions	1,160	1,198
Other long-term liabilities	10	16
Short term portion of finance lease obligations	9	7
Total debt	1,179	1,221

Less Cash and bank balance	(206)	(346)
Net indebtedness	973	875

Total debt	1,179	1,221
Short term portion of finance lease obligations	(9)	(7)
Total long term debt	1,170	1,214

Note 4. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

MSEK	November 30, 2004	February 29, 2004
Net present value of future lease payments
• Vehicles	873	905
• Real estate and other	47	52
Total	920	957

Note 5. Fair value of financial instruments

Fuel hedge contracts

The Nordic Bus Group is exposed to commodity price risk through its fuel usage. Management actively tries to minimize the negative effects of fluctuations in the market price. During the quarter ended November 30, 2004, 24% of Nordic’s fuel usage was hedged through diesel swaps at a fixed price for the coming 6 months. The hedge contracts expire February 28, 2005.

Interest/currency hedges

Nodic’s lease debt is on a floating rate. Management has made a decision to actively try to minimize the risk of interest rate fluctuations by entering into interest rate swaps and interest rate caps, which gives Nordic a larger portion of fixed interest rate arrangements.

The Nordic Bus Group is exposed to commodity price risk through its fuel usage. Management actively tries to minimize the negative effects of fluctuations in the market price. During the quarter ended November 30, 2004, 24% of Nordic’s fuel usage was hedged through diesel swaps at a fixed price for the coming 6 months. The hedge contracts expire February 28, 2005.

Note 6.  Pledged assets and contingent liabilities

MSEK	November 30, 2004	February 29, 2004
Pledged shares in subsidiaries	564	665
Floating charge certificates	119	119
Pledged assets	1,194	1,410
Guarantees and other contingent liabilities	22	22

Total	1,899	2,216

As a result of the refinancing of Concordia Bus Nordic AB in January 2004, the security package has been renegotiated. The following securities exist as of November 30, 2004:

Concordia Bus Nordic Holding AB has pledged the shares of Concordia Bus Nordic AB;

Concordia Bus Nordic AB has pledged the shares of

Swebus Fastigheter AB,

Swebus AB,

Concordia Bus Finland Oy AB,

Swebus Busco AB;

Ingenior M.O. SchØyens Bilcentraler AS

Swebus Express AB

Interbus AB

Swebus Fastigheter AB has pledged the shares of

Alpus AB,

Enköping-Bålsta Fastighetsbolag AB, and

Malmfältens Omnibus AB;

Swebus Busco AB has granted pledge over its buses in aggregate amount of SEK 1,101,556,271

Ingenior M.O. SchØyens Bilcentraler AS granted pledge over its assets in aggregate amount of SEK 92,769,468;

Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of EUR 1,194,134 ;

Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 100,000,000;

Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

Enköping-Bålsta Fastighetsbolag AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500 000.

Note 7. Equity

MSEK	Restricted equity	Unrestricted equity	Total equity
Opening balance March 1, 2004, before change of accounting principles	242	(7)	235
Effect of change in accounting principles	—	7	7
Effect of change in accounting principles, tax effect	—	(2)	(2)
Opening balance March 1, 2004, after change of accounting principles	242	(2)	240
Net loss for the period	—	(110)	(110)
Change in cumulative translation adjustment	(3)	13	10
Ending balance November 30, 2004	239	(99)	140

Note 8. Cash and cash equivalents

MSEK	November 30, 2004	February 29, 2004
Cash and bank balances	144	292
Restricted cash*	62	54
Total	206	346

* Restricted cash has been deposited in order to obtain bank guarantees. The bank guarantees have been issued as securities for Concordia Bus Nordic’s pension debt and SBC’s obligations in three CPTA contracts in Oslo

SWEBUS AB
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THIRD QUARTER

(in millions of SEK except loss per share)	Note	September 1, 2004 – November 30, 2004	September 1, 2003 – November 30, 2003
		(Unaudited)	(Unaudited)

Net revenue		886	910

Fuel, tires and other consumables		(189)	(175)
Personnel costs		(468)	(487)
Operating lease charges	2	(145)	(149)
Other external costs		(103)	(106)
Gain (Loss) on sale of fixed assets		0	0
Depreciation and amortization		(4)	(3)
Operating Profit (Loss)		(23)	(10)

Interest income		2	4
Interest expense and similar items	1	(20)	(16)
Financial income and expenses		(18)	(12)
Loss after financial items		(41)	(22)

Taxes		0	(1)

Profit for the period		(41)	(23)

Profit per share (in SEK)		(13,641)	(7,844)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS PERIOD

(in millions of SEK except loss per share)	Note	March 1, 2004 – November 30, 2004	March 1, 2003 – November 30, 2003
		(Unaudited)	(Unaudited)

Net revenue		2,602	2,674

Fuel, tires and other consumables		(534)	(509)
Personnel costs		(1,421)	(1,464)
Operating lease charges	2	(434)	(440)
Other external costs		(300)	(314)
Gain (Loss) on sale of fixed assets		(1)	(1)
Depreciation and amortization		(11)	(9)
Operating Profit (Loss)		(99)	(63)

Interest income		9	47
Interest expense and similar items	1	(56)	(51)
Financial income and expenses		(47)	(4)
Loss after financial items		(146)	(67)

Taxes		0	(3)

Net loss for the period		(146)	(70)

Loss per share (in SEK)		(48,750)	(23,535)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB
CONSOLIDATED BALANCE SHEETS

ASSETS (In millions of SEK)	Note	November 30, 2004	Feb 29, 2004
		(Unaudited)

Fixed assets

Buildings and land		1	1
Equipment, tools, fixtures and fittings		12	15
Vehicles		39	19
Total tangible fixed assets		52	35

Receivable due from group companies		58	197
Total financial fixed assets		58	197

Total fixed assets		110	232

Current assets

Inventories		22	23

Accounts receivable		221	243
Other current receivables		12	75
Accrued income and prepaid expenses		145	219
Total receivables		378	537

Cash and bank balances		99	175

Total current assets		499	735

TOTAL ASSETS		609	967

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB
CONSOLIDATED BALANCE SHEETS

SHAREHOLDERS’ EQUITY AND LIABILITIES (in millions of SEK)	Note	November 30, 2004	Feb 29, 2004
		(Unaudited)

Shareholders’ equity

Restricted equity
Share capital (3000 shares at par value SEK 100)		0	0
Restricted earnings		0	0
Total restricted equity		0	0

Non-restricted equity
Retained earnings		235	399
Net loss		(146)	(164)

Total non-restricted equity		89	235

Total shareholder’s equity	3	89	235

Liabilities

Provisions:
Provisions for pensions and similar commitments		4	4
Provisions for loss contracts		33	62
Other liabilities		0	6
Total provisions		37	72

Non current liabilities
Other non current liabilities		3	8
Financial leasing obligations		7	6
Total non current liabilities		10	14

Current liabilities
Short-term portion of financial leasing obligations		7	6
Accounts payable		128	220
Other current liabilities		84	311
Accrued expenses and deferred income		254	109

Total current liabilities		473	646

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		609	967

PLEDGED ASSETS AND CONTINGENT LIABILITIES	November 30, 2004	Feb 29, 2004
	(Unaudited)
Pledged assets
Floating charges	100	100
Contingent liabilities
Guarantee on behalf of Concordia Bus Nordic AB	1,160	1,198
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES	1,260	1,298

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB
CONSOLIDATED CASH FLOW STATEMENTS

	Note	March 1, 2004 – November 30, 2004	March 1, 2003 –November 30, 2003
		(Unaudited)	(Unaudited)
Cash flow from operating activities
Loss after financial items		(146)	(67)
• Reversal of depreciation and amortization		11	9
• Reversal of capital (gains) losses		1	0
• Reversal of change of provisions		(29)	(12)
Change in interest receivables		6	(1)
Change in interest liabilities		10	21
Paid taxes		0	(3)
Unrealised exchange loss/(gain)		—	—
		(147)	(53)

Change in working capital
Increase (-)/decrease (+) in stock		1	3
Increase (-)/decrease (+) in current receivables		231	245
Increase (+)/decrease (-) in current liabilities		(129)	(80)

Net cash flow provided by (used in) operating activities		(44)	115

Cash flow from investing activities
Investments in land, buildings, machinery and equipment		(38)	(8)
Sales of land, buildings, machinery and equipment		9	0
Net cash flow used in investing activities		(29)	(8)

Cash flow from financing activities
Payments of long-term borrowings		(3)	(3)
Net cash flow provided by (used in) financing activities		(3)	(3)

INCREASE (DECREASE) IN CASH AND BANK BALANCES		(76)	104

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		175	156

CASH AND BANK BALANCES AT END OF PERIOD		99	260

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB
NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(All amounts in millions of SEK unless otherwise stated)

Organization

Swebus AB (‘‘Swebus’’) is a Swedish registered limited liability company, wholly owned by Concordia Bus Nordic AB (reg no 556031-8569) with its registered office in Stockholm, Sweden. The final operational parent company is Concordia Bus BV. The primary operations of Swebus consist of providing regular bus services under contract to transit authorities in Sweden.

Accounting principles

The financial statements of Swebus have been prepared in accordance with accounting principles generally accepted in Sweden (‘‘Swedish GAAP’’) and, thus, have been prepared in accordance with the Swedish Annual Accounts Act, as well as in accordance with recommendation and statements from the recommendations of the Swedish Accounting Standards Board (‘‘Bokföringsnämnden’’ or ‘‘BFN’’). Swebus’ accounting policies have been applied consistently in all periods presented.

SWEBUS AB
NOTES TO FINANCIAL STATEMENTS

Note 1. Interest expense and similar items

MSEK	September 1, 2004 – November 30, 2004	September 1, 2003 – November 30, 2003	March 1, 2004 – November 30, 2004	March 1, 2003 – November 30, 2003
Interest cost payable	(23)	(16)	(61)	(50)
Other financial charges	(1)	0	(1)	(1)
Foreign exchange gains/(losses)	4	0	6	0
Total	(20)	(16)	(56)	(51)

Note 2. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

MSEK	November 30, 2004	February 29, 2004
Net present value of future lease payments
• Vehicles	672	772
• Real estate and other	47	52
Total	719	824

Note 3. Equity

MSEK	Restricted equity	Unrestricted equity	Total equity
Opening balance March 1, 2004	0	235	235
Net loss for the period	—	(146)	(146)
Change in cumulative translation adjustment	—	—	—
Ending balance November 30, 2004	0	89	89

INGENIØR M. O. SCHØYENS BILCENTRALER AS
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THIRD QUARTER

(in thousands of NOK)	Note	September 1, 2004 – November 30, 2004	September 1, 2003 – November 30, 2003
		(Unaudited)	(Unaudited)

Net revenue		107,608	82,974

Fuel, tires and other consumables		(21,964)	(15,586)
Personnel costs		(56,272)	(45,784)
Operating lease charges	2	(9,910)	(9,508)
Other external costs		(13,625)	(7,932)
Gain (Loss) on sale of fixed assets		269	80
Depreciation and amortization		(6,344)	(3,570)
Operating Profit (Loss)		(238)	674

Interest income		296	443
Interest expense and similar items	1	(544)	(151)
Financial income and expenses		(248)	292
Loss after financial items		(486)	966

Taxes		0	0

Profit for the period		(486)	966

Profit per share (in NOK)		(648)	1,288

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

INGENIØR M. O. SCHØYENS BILCENTRALER AS
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS PERIOD

(in thousands of NOK)	Note	March 1, 2004 – November 30, 2004	March 1, 2003 – November 30, 2003
		(Unaudited)	(Unaudited)

Net revenue		324,531	246,708

Fuel, tires and other consumables		(58,333)	(37,170)
Personnel costs		(171,548)	(139,909)
Operating lease charges	2	(29,749)	(31,285)
Other external costs		(39,708)	(28,478)
Gain (Loss) on sale of fixed assets		348	261
Depreciation and amortization		(18,652)	(10,663)
Operating Profit (Loss)		6,889	(536)

Interest income		896	1,617
Interest expense and similar items	1	(1,939)	(758)
Financial income and expenses		(1,043)	859
Loss after financial items		5,846	323

Taxes		0	0

Net profit for the period		5,846	323

Profit (loss) per share (in NOK)		7,794	431

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

INGENIØR M. O. SCHØYENS BILCENTRALER AS
CONSOLIDATED BALANCE SHEETS

ASSETS (in thousands of NOK)	Note	November 30, 2004	Feb 29, 2004
		(Unaudited)

Fixed assets

Equipment, tools, fixtures and fittings		2,108	2,356
Vehicles		44,916	31,668
Total tangible fixed assets		47,024	34,024

Other long-term receivables		5	14,018
Receivable due from group companies		1,664	—
Defferred income tax assets		—	4,807
Total financial fixed assets		1,669	18,825

Total fixed assets		48,693	52,849

Current assets

Inventories		5,613	5,000

Accounts receivable		27,141	20,617
Other current receivables		7,696	22,862
Accrued income and prepaid expenses		3,626
Total receivables		38,463	43,479

Cash and bank balances		33,505	25,498

Total current assets		77,581	73,977

TOTAL ASSETS		126,274	126,826

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

INGENIØR M. O. SCHØYENS BILCENTRALER AS
CONSOLIDATED BALANCE SHEETS

SHAREHOLDERS’ EQUITY AND LIABILITIES (in thousands of NOK)	Note	November 30, 2004	Feb 29, 2004
		(Unaudited)

Shareholders’ equity

Restricted equity
Share capital (750 shares at par value NOK 1,000)		750	750
Restricted earnings		30,739	29,295
Total restricted equity		31,489	30,045

Non-restricted equity
Net profit		5,846	1,445
Total non-restricted equity		5,846	1,445

Total shareholder’s equity	3	37,335	31,490

Liabilities

Provisions:
Provisions for pensions and similar commitments		6,246	16,259
Provisions for loss contracts		6,815	10,416
Total provisions		13,061	26,675

Non current liabilities
Payable to affiliated company		34,542	4,849
Total non current liabilities		34,542	4,849

Current liabilities
Accounts payable		19,512	22,127
Accrued and other current liabilities		17,248	41,685
Other current liabilities		4,576	0

Total current liabilities		41,336	63,812

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		126,274	126,826

PLEDGED ASSETS AND CONTINGENT LIABILITIES	November 30, 2004	Feb 29, 2004
	(Unaudited)
Contingent liabilities
Guarantee on behalf of Concordia Bus Nordic AB	1,160	1,198
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES	1,160	1,198

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

INGENIØR M. O. SCHØYENS BILCENTRALER AS
CONSOLIDATED CASH FLOW STATEMENTS

(in thousands of NOK)	Note	March 1, 2004 – November 30, 2004	March 1, 2003 – November 30, 2003
		(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit after financial items		5,846	323
• Reversal of depreciation and amortization		18,652	10,663
• Reversal of capital (gains) losses		(348)	(261)
• Reversal of change of provisions		(3,600)	(4,486)
Change in interest receivables		(269)	(435)
Change in interest liabilities		1,351	35
Paid taxes		0	84
Unrealised exchange loss/(gain)		0	0
		21,632	5,923

Change in working capital
Increase (-)/decrease (+) in stock		(614)	699
Increase (-)/decrease (+) in current receivables		(8,222)	3,935
Increase (+)/decrease (-) in current liabilities		26,515	(13,391)

Net cash flow provided by (used in) operating activities		39,311	(2,834)

Cash flow from investing activities
Investments in land, buildings, machinery and equipment		(31,879)	(1,737)
Sales of land, buildings, machinery and equipment		575	332
Net cash flow used in investing activities		(31,304)	(1,405)

INCREASE (DECREASE) IN CASH AND BANK BALANCES		8,007	(4,239)

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		25,498	29,812

CASH AND BANK BALANCES AT END OF PERIOD		33,505	25,573

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

INGENIØR M. O. SCHØYENS BILCENTRALER AS
NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(All amounts in millions of SEK unless otherwise stated)

Organization

IngeniØr M. O. SchØyens Bilcentraler AS (“SBC”) is a Norwegian ordinary limited liability company, wholly owned by Concordia Bus Nordic AB (reg no 556031-8569) with its registered office in Stockholm, Sweden. The final operational parent company is Concordia Bus BV. The primary operations of SBC consist of providing regular bus services under contract to transit authorities in Norway.

Accounting principles

The financial statements of SBC have been prepared in accordance with accounting principles generally accepted in the Norway (“Norwegian GAAP”). SBC’s accounting policies have been applied consistently in all periods presented.

INGENIØR M. O. SCHØYENS BILCENTRALER AS
NOTES TO FINANCIAL STATEMENTS

Note 1. Interest expense and similar items

MSEK	September 1, 2004 – November 30, 2004	September 1, 2003 – November 30, 2003	March 1, 2004 – November 30, 2004	March 1, 2003 – November 30, 2003
Interest cost payable	(738)	(80)	(2,257)	(311)
Other financial charges	(62)	(42)	(167)	(117)
Foreign exchange gains/(losses)	256	(29)	485	(330)
Total	(544)	(151)	(1,939)	(758)

Note 2. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

MSEK	November 30, 2004	February 29, 2004
Net present value of future lease payments
• Vehicles	78	66
Total	78	66

Note 3. Equity

MSEK	Restricted equity	Unrestricted equity	Total equity
Opening balance March 1, 2004	30,045	1,445	31,490
Previous year’s profit	1,445	(1,445)	—
Net profit for the period	—	5,846	5,846
Ending balance November 30, 2004	31,490	5,846	37,336

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic AB (publ)
(Registrant)

Date: January 18, 2005	By:	/s/ Per Skärgård
Per Skärgård Chief Financial Officer